September 29, 2006

Mail Stop 4561

VIA U.S. MAIL AND FAX 1-604-681-3490

Mr. David Jeffs
President
Communicate.com Inc.
#600 – 1100 Melville Street
Vancouver, B.C. V6E 4A6

RE: Communicate.com Inc.
Form 10-K for the year ended December 31, 2005
File no. 000-29929

Dear Mr. Jeffs:

    We have reviewed your letter filed on September 28, 2006 and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10KSB for the year ended December 31, 2005

Consolidated Financial Statements

Consolidated Statements of Operations, page 33

1. We have read your response to prior comment number two. Tell us when you will file your amended Form 10K/A. Please also note the requirements of Item 4.02 of Form 8-K.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. If you have any questions, you may contact Kelly McCusker at (202) 551-3433 or me at (202) 551-3403.

Sincerely,

Steven Jacobs
Branch Chief